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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of December 2005




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)





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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                  (Registrant)




Date: December 22, 2005             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance

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[BANCOLOMBIA LOGO]



                   FITCH RATINGS AFFIRMS BANCOLOMBIA'S RATINGS


MEDELLIN, COLOMBIA. DECEMBER 22, 2005.


Fitch Ratings, the international ratings agency, has today affirmed the ratings assigned to Bancolombia and its subsidiaries: Long-term foreign currency 'BB', Short-term foreign currency 'B', Long-term local currency 'BBB-', Short-term local currency 'F3' and Individual 'C'. The Outlook on the Long-term debt ratings is stable. At the same time, the bank's support rating was affirmed at '3'.






























CONTACTS
Sergio Restrepo         Jaime A. Velasquez              Mauricio Botero
Executive VP            Financial VP                    IR Manager
Tel.: (574) 3120332     Tel.:(574) 5108666              Tel.: (574) 5108866